Exhibit 99.1

Aphria Inc. to Announce Third Quarter Fiscal 2021 Financial Results on April 12, 2021

LEAMINGTON, ON, March 31, 2021 /CNW/ - Aphria Inc. ("Aphria" or the "Company") (TSX: APHA) (Nasdaq: APHA), a leading global cannabis-lifestyle consumer packaged goods company, will release financial results for its third quarter ended February 28, 2021 on April 12, 2021 before market open.

Aphria executives will host a conference call to discuss these results at 9:00 am Eastern Time. To listen to the live call, dial (888) 231-8191 from Canada and the U.S. or (647) 427-7450 from International locations and use the passcode 6497567. A telephone replay will be available approximately two hours after the call concludes through May 12, 2021. To access the recording dial (855) 859-2056 and use the passcode 6497567.

There will also be a simultaneous, live webcast available on the Investors section of Aphria's website at aphriainc.com. The webcast will be archived for 30 days.

We Have A Good Thing Growing

About Aphria Inc.
Aphria Inc. is a leading global cannabis-lifestyle consumer packaged goods company with operations in Canada, United States, Europe and Latin America, that is changing people's lives for the better – one person at a time – by inspiring and empowering the worldwide community to live their very best life by providing them with products that meet the needs of their mind, body and soul and invoke a sense of wellbeing. Aphria's mission is to be the trusted partner for its patients and consumers by providing them with a cultivated experience and health and wellbeing through high-quality, differentiated brands and innovative products. Headquartered in Leamington, Ontario, Aphria cultivates, processes, markets and sells medical and adult-use cannabis, cannabis-derived extracts and derivative cannabis products in Canada under the provisions of the Cannabis Act and globally pursuant to applicable international regulations. Aphria also manufactures, markets and sells alcoholic beverages in the United States. For more information, visit: aphriainc.com

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SOURCE Aphria Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/March2021/31/c1128.html

%CIK: 0001733418

For further information: For inquiries please contact: Investor Relations, investors@aphria.com

CO: Aphria Inc.

CNW 08:00e 31-MAR-21